Mail Stop 6010								February 16,
2006

Geoffrey Henson, Ph.D.
Chief Executive Officer
FermaVir Pharmaceuticals, Inc.
420 Lexington Avenue
Suite 445
New York, NY 10170

Re: 	FermVir Pharmaceuticals, Inc.
      Registration Statement on Form SB-2 filed February 3, 2006
      File No. 333-131538

Dear Mr. Henson:

      This is to advise you that we are not conducting a full review of the Form SB-2 filed by FermaVir Pharmaceuticals, Inc. (the "Company") on February 3, 2006. However, we will be monitoring the filing for resolution of all outstanding issues on your pending confidential treatment request. If you have not already received comments on the confidential treatment request, you will receive them under separate cover. We will not be able to grant effectiveness on the SB-2 until all confidential treatment issues have been resolved.

      In addition, as we discussed during our telephone conversation on Tuesday, February 14, 2006, the company also needs to disclose the natural persons who are the beneficial owners of Trilogy Capital
Partners, Inc.

      Notwithstanding our comments, in the event the company
requests
acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      As appropriate, please amend your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please
be as detailed as necessary in your explanation.

      Any comments or questions may be directed to Zafar Hasan at
(202) 551-3653 or to me at (202) 551-3715.

      Sincerely,





								Jeffrey Riedler
								Assistant Director


cc:	Jeffrey Fessler
	Sichenzia Ross Friedman Ference LLP
	1065 Avenue of the Americas
	21st Floor
	New York, NY 10018
	F: 212-930-9705

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